PROXY FORM

Annual Meeting
Lithium Argentina AG

WHEN:
Friday, June 19, 2026

WHERE:
Regus, Dammstrasse 19
6300 Zug, Switzerland +
Sun Valley Lodge
1 Sun Valley Road
Sun Valley, Idaho, USA

STEP 1 **REVIEW YOUR VOTING OPTIONS**

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

G-18062020

CONTROL NO.:→

PROXY DEPOSIT DATE: June 17, 2026

The control number has been assigned to you to identify your shares for voting.

You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.

INSTRUCTIONS:

1. **This Form of Proxy is solicited by and on behalf of the Board of Directors of Lithium Argentina AG.**
2. **You have the right to appoint a person, who need not be a shareholder, to attend and act on your behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person:**
   - Write the name of your designate on the "Appointee" line, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com and insert the name of your designate in the "Change Appointee(s)" section
3. This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein.
4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required.
5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf.

   If you vote by Internet or telephone, do not mail back this Form of Proxy.
6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder.
7. This Form of Proxy will be voted as directed by the shareholder. **If no voting preferences are indicated on the reverse, you instruct the independent voting rights representative to vote in the manner recommended by the Board of Directors, except in the case of your appointment of an Appointee.**
8. The shares represented by this Form of Proxy will be voted in favour, abstained from voting, or voted against each of the matters described herein, as applicable, in accordance with your instructions, on any ballot that may be called for. **If no voting preferences are indicated on the reverse, you instruct the independent voting rights representative to vote in the manner recommended by the Board of Directors.**
9. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, to the extent permitted by law, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this Form of Proxy or in the Information Circular.
10. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate.
11. If the items listed in the Information Circular are different from the items listed on the other side of this form, the Information Circular will be considered correct.
12. This Form of Proxy should be read in conjunction with the accompanying documentation provided by Management.

PLEASE SEE OVER

PROXY FORM

Lithium Argentina AG

34

MEETING TYPE: Annual Meeting
MEETING DATE: Friday, June 19, 2026
RECORD DATE: June 1, 2026
PROXY DEPOSIT DATE: June 17, 2026
ACCOUNT NO:

CUID:
CUSIP:

*

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S):

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, INCLUDING ON ANY MODIFICATIONS TO AGENDA ITEMS IDENTIFIED IN THE INVITATION TO THE MEETING OR ON ANY OTHER MATTERS PROPERLY PRESENTED AT THE MEETING FOR CONSIDERATION ON WHICH VOTING IS PERMISSIBLE UNDER SWISS LAW.

PLEASE PRINT APPOINTEE NAME ABOVE

E-R12B

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item	Proposal	**FOR**	AGAINST	ABSTAIN
01	To approve the Swiss consolidated financial statements of the Company for the year ended December 31, 2025, and the Swiss statutory standalone financial statements of the Company for the year ended December 31, 2025, together with the respective reports of the auditor thereon.	☐	☐	☐
02	To approve the appropriation of the accumulated loss for fiscal year 2025.	☐	☐	☐
03	To approve the discharge of the members of the Board of Directors of the Company (the "Board") and of the executive management team from liability for the activities during fiscal year 2025.	☐	☐	☐
04	To consider, and if deemed appropriate, to pass an ordinary resolution to approve the Company's new amended and restated equity incentive plan, as more particularly described in the accompanying management information circular.	☐	☐	☐
	To re-elect the eight (8) directors of the Company, each for a term extending until completion of the next annual general meeting.			
5A	John Kanellitsas	☐	☐	☐
5B	Sam Pigott	☐	☐	☐
5C	George Ireland	☐	☐	☐
5D	Diego Lopez Casanello	☐	☐	☐
5E	Robert Doyle	☐	☐	☐
5F	Franco Mignacco	☐	☐	☐
5G	Calum Morrison	☐	☐	☐
5H	Monica Moretto	☐	☐	☐
06	To re-elect the Chair of the Board for a term extending until completion of the next annual general meeting.	☐	☐	☐
	To re-elect the three (3) members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting.			
7A	Calum Morrison	☐	☐	☐
7B	George Ireland	☐	☐	☐
7C	Robert Doyle	☐	☐	☐
08	To appoint for the financial year 2026, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company.	☐	☐	☐
09	To elect for the financial year 2026 PricewaterhouseCoopers AG, Zug, Switzerland, as Swiss statutory auditor.	☐	☐	☐
10	To approve a non-binding advisory resolution on the Company's executive compensation.	☐	☐	☐
11	To approve the maximum aggregate compensation of the Board for the period until the next annual general meeting.	☐	☐	☐
12	To approve the maximum aggregate compensation of the executive management team for the financial year 2027 under Swiss law.	☐	☐	☐
13	To approve a non-binding advisory resolution on the Swiss statutory compensation report.	☐	☐	☐
14	To elect the Swiss statutory independent voting representative for a term extending until completion of the next annual general meeting.	☐	☐	☐
15	If any modifications to agenda items or proposals identified in the invitation to the annual general meeting of shareholders or matters on which voting is permissible under Swiss law are properly presented at the annual general meeting for consideration, I instruct the independent voting rights representative to vote, in favour of the recommendations of the Board (FOR), against the proposal (AGAINST) or abstain (ABSTAIN) as follows.	☐	☐	☐

PROXY SOLICITATION ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 19, 2026.

The undersigned shareholder of Lithium Argentina AG, a Swiss company, hereby appoints the independent voting rights representative, Anwaltskanzlei Keller AG, as true and lawful agent and proxy to represent the undersigned and vote all common shares of Lithium Argentina AG owned by the undersigned in all matters coming before the annual general meeting of shareholders (or any adjournment thereof) to be held at Regus, Dammstrasse 19, 6300 Zug, Switzerland + Sun Valley Lodge, 1 Sun Valley Road, Sun Valley, Idaho, USA on Friday, June 19, 2026, at 5:00 p.m. (Central European Time). This proxy form, when properly executed, will be voted as specified. To the extent you do not give specific instructions with respect to one or several of the above proposals, you instruct the independent voting rights representative to vote the common shares for all proposals in accordance with the recommendations of the Board of Directors (i.e. FOR proposals 1, 2, 3, 4, 10, 11, 12, 13 and 15, and FOR the nominees listed in proposals 5, 6, 7, 8, 9 and 14).

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y